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SUPPLEMENT DATED NOVEMBER 3, 2005

TO PROSPECTUS SUPPLEMENT DATED SEPTEMBER 27, 2005
(TO PROSPECTUS DATED JUNE 2, 2005)

                                  $232,416,000
                                  (APPROXIMATE)

                         MASTR SECOND LIEN TRUST 2005-1,
                MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 2005-1


                MORTGAGE ASSET SECURITIZATION TRANSACTIONS, INC.
                                   (DEPOSITOR)

                         UBS REAL ESTATE SECURITIES INC.
                                  (TRANSFEROR)

                             WELLS FARGO BANK, N.A.
                    (MASTER SERVICER AND TRUST ADMINISTRATOR)

The prospectus supplement dated September 27, 2005 to the prospectus dated June 2, 2005 with respect to the above captioned series is hereby amended as follows:


1. The Section entitled "Summary--Lack of Advances or Compensating Interest Payments" on page S-10 is hereby deleted and replaced in its entirety by the following:

ADVANCES.............................      Each servicer will make cash advances
                                           to cover delinquent payments of
                                           principal and interest to the extent
                                           it reasonably believes that the cash
                                           advances are recoverable from future
                                           payments on the mortgage loans
                                           serviced by it. Subject to a
                                           determination of recoverability, to
                                           the extent provided in the pooling
                                           and servicing agreement, the master
                                           servicer, solely in its capacity as
                                           successor servicer, will be obligated
                                           to make any required delinquency
                                           advances that any servicer is
                                           required to make under its servicing
                                           agreement if such servicer fails to
                                           do so. Advances are intended to
                                           maintain a regular flow of scheduled
                                           interest and principal payments on
                                           the certificates and are not intended
                                           to guarantee or insure against
                                           losses.

                                           See "The Pooling and Servicing
                                           Agreement--Advances" in this
                                           prospectus supplement for additional
                                           information.
LACK OF COMPENSATING INTEREST
PAYMENTS None of the master servicer, the trust administrator, the servicers nor any other entity will make any compensating interest payments to cover prepayment interest shortfalls.

2. The Section entitled "Risk Factors--No Advancing of Delinquent or Defaulted Scheduled Monthly Payments or Principal and Interest or Compensating Interest May Reduce Your Yield" is hereby deleted and replaced in its entirety by the following:

     NO PAYMENT OF COMPENSATING INTEREST MAY REDUCE YOUR YIELD

              None of the servicers, the master servicer, the trust administrator, nor any other entity is obligated, and none is expected, to make payments in respect of compensating interest.


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3. The first sentence of the first paragraph under the heading "The Pooling and
Servicing Agreement--Assignment of the Loans" is hereby deleted and replaced in its entirety by the following:

              On the Closing Date the depositor will transfer to the trust all of its right, title and interest in and to each Loan, the related Mortgage notes, mortgages and other documents, including scheduled payments with respect to each Loan due after the Cut-Off Date and all unscheduled payments with respect to each Loan received after the Cut-Off Date.

4. The first paragraph under "The Pooling and Servicing Agreement--Collection Account and Distribution Account" is hereby amended by (i) adding the words "and advances (to the extent required to make advances) made from the master servicer's own funds" immediately before the period at the end of the first sentence thereof and (ii) inserting the following items in the appropriate numerical order:

              (2) Advance amounts;

5. The first sentence of the second paragraph under "The Pooling and Servicing Agreement--Events of Servicing Termination" is hereby deleted and replaced in its entirety with the following:

              In each and every such case, so long as such Event of Servicing Termination with respect to the master servicer shall not have been remedied, the trustee may, with the written consent of the Certificate Insurer, and (i) at the written direction of the holders of certificates aggregating ownership of not less than 25% of the voting rights described below under "--Voting Rights," or (ii) if such Event of Servicing Termination is related to a failure by the master servicer to make any Advance required to be made by it pursuant to the terms of the Pooling and Servicing Agreement, the trustee shall, in each case by notice in writing to the master servicer, with a copy to the Rating Agencies, terminate all of the rights and obligations (but not the liabilities accruing prior to the date of termination) of the master servicer under the Pooling and Servicing Agreement and in and to the Loans master serviced by the master servicer and the proceeds thereof.

6. The second sentence of the third paragraph under "The Pooling and Servicing Agreement--Events of Servicing Termination" is hereby deleted and replaced in its entirety with the following:

              As compensation therefor, the trustee shall be entitled to all funds relating to the Loans and all other compensation which the master servicer would have been entitled to retain if the master servicer had continued to act as such, except for those amounts due the master servicer as reimbursement for advances previously made or expenses previously incurred.

7. The following section is inserted immediately before the heading "The Pooling and Servicing Agreement--Termination":

     ADVANCES
              If the scheduled payment on a Loan which was due on a related due date is delinquent (other than as a result of application of the Relief
     Act), the applicable servicer will be required to remit to the master servicer on its Servicer Remittance Date, an amount equal to such delinquency, net of the Servicing Fee except to the extent the servicer determines any such advance to be nonrecoverable from liquidation proceeds, insurance proceeds or from future payments on the Loan for which such advance was made. Subject to the foregoing, such advances will be made by the servicers until liquidation of the related Mortgaged Property. If the applicable servicer fails to remit any required advance, the master servicer will be required, subject to a recoverability determination, to deposit such advance in the Distribution Account not later than one business day prior to the related Distribution Date to the same extent the related servicer is required to make such advance pursuant to the related Servicing Agreement. Any failure of the master servicer to make such advances would constitute an Event of Servicing Termination as discussed under "--Events of Servicing Termination" above. The trustee, as successor master servicer, will be required to make any advance which the master servicer was required to make but failed to so make.

8. The following definitions are added under the heading "Glossary of Terms" in the correct alphabetical order:

     "ADVANCE" means any of the advances required to be made by the servicer or the master servicer, as applicable, for any Distribution Date in an amount equal to the aggregate of all payments or principal and interest on the Loans, net of the Servicing Fee and the Master Servicing Fee, if applicable, that were due on the related due date, and that were not received by the related determination date as set forth in the applicable Servicing Agreement.

9. The definition of "AVAILABLE FUNDS" under the heading "Glossary of Terms" is amended by adding the words "or advanced" immediately following the words "and
(iii) payments from the servicers in connection with Advances for such Distribution Date" and immediately before the period at the end of such definition.


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10. Each of the definitions of "CLASS M-1 PRINCIPAL DISTRIBUTION AMOUNT," "CLASS
M-2 PRINCIPAL DISTRIBUTION AMOUNT," "CLASS M-3 PRINCIPAL DISTRIBUTION AMOUNT," "CLASS M-4 PRINCIPAL DISTRIBUTION AMOUNT," "CLASS M-5 PRINCIPAL DISTRIBUTION AMOUNT," "CLASS M-6 PRINCIPAL DISTRIBUTION AMOUNT," "CLASS M-7 PRINCIPAL DISTRIBUTION AMOUNT," "CLASS M-8 PRINCIPAL DISTRIBUTION AMOUNT," "CLASS M-9 PRINCIPAL DISTRIBUTION AMOUNT," "CLASS M-10 PRINCIPAL DISTRIBUTION AMOUNT" and "SENIOR PRINCIPAL DISTRIBUTION AMOUNT" under the heading "Glossary of Terms" is amended by adding the words "or advanced" immediately following the words "to the extent received" in clauses (y)(A)(ii) and (y)(B) thereof.

11. The definition of "INTEREST REMITTANCE AMOUNT" under the heading "Glossary of Terms" is amended by adding the words "or advanced" immediately following the word "received" on the second line of such definition.

12. The definition of "OVERCOLLATERALIZATION AMOUNT" under the heading "Glossary of Terms" is amended by adding the words "or advanced" immediately following the word "received" on the third line of such definition.

13. The definition of "PRINCIPAL REMITTANCE AMOUNT" under the heading "Glossary of Terms" is amended by adding the words "or advanced" immediately following the word "collected" on the second line of such definition.

14. The following definition under the heading "Glossary of Terms" is deleted in its entirety and replaced with the following:

     "PREPAYMENT PERIOD" for (1) any Distribution Date and any principal prepayment in full is the period commencing on the sixteenth day of the calendar month immediately preceding the related Distribution Date (except, in the case of the first Distribution Date, commencing on the Cut-off Date) and ending on the fifteenth day of the calendar month in which such Distribution Date occurs and (2) any Distribution Date and any principal prepayment in part is the calendar month preceding the month in which such Distribution Date occurs.

15. The definition of "PURCHASE PRICE" under the heading "Glossary of Terms" is amended by adding the words "Advances and" immediately before the words "Servicing Advances" on the fourth line of such definition.

16. The definition of "REALIZED LOSS" under the heading "Glossary of Terms" is amended by adding the words "Advances," immediately before the words "Servicing Advances" on the fourth line of such definition.

                               UBS INVESTMENT BANK